UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: +65 8299 7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On February 23, 2024, Bit Origin Ltd (the “Company”) published a press release titled “Bit Origin Ltd Signs Strategic Alliance Agreement with Mner.Club for Crypto Miner Deployment and Hosting”. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Company (Registration Numbers 333-275602).

 Exhibit Index

Exhibit No.	Description
99.1	Press Release Bit Origin Ltd Signs Strategic Alliance Agreement with Mner.Club for Crypto Miner Deployment and Hosting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2024	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board